                                                                                    March 26, 2014

Jeff Foor, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: Response to Comments on 485(a) filing for the Wells Fargo Advantage Alternative Strategies Fund (the “Fund”), a series of Wells Fargo Funds Trust (the “Registrant”)

Dear Mr. Foor:

In response to your comments to the Registrant’s filing made on January 15, 2014 pursuant to Rule 485(a) of the Securities Act of 1933 (accession no. 0001081400-14-000002), which you relayed to us in our telephone conversation on March 3, 2014, please note the following responses:

Prospectus Comments

1.         Comment:       You requested that we show the maximum deferred sales charge applicable to Class A shareholders in the Fund’s Shareholder Fees table. You noted that the table currently shows a maximum deferred sales charge of zero; however, a charge of 1% applies to certain redemptions made within eighteen months, following purchases of $1 million or more without an initial sales charge, as described in the section entitled “A Choice of Share Classes.”

Response:        We respectfully decline to make this change. The footnote to the Shareholder Fees table adequately describes the limited circumstances under which a contingent deferred sales charge will be assessed.    Such a charge is unlikely to be assessed on the majority of potential shareholders, and thus we believe adding this information directly to the table will cause investor confusion.

2.         Comment:         You requested that we confirm whether or not the Acquired Fund Fees and Expenses number in the Annual Fund Operating Expenses table reflects fees expected to be incurred as a result of investments by The Rock Creek Group, LP (“Rock Creek”), and which are therefore included in the expense cap as described in the third footnote to the table.

Response:        We confirm that the Acquired Fund Fees and Expenses shown in the table reflect amounts expected to be incurred as the result of investments by Rock Creek in a registered mutual fund and such amounts are included in the expense cap.

3.         Comment:       You requested that we confirm whether or not the fee waiver described in the second footnote to the Fund’s Annual Fund Operating Expense table is subject to recoupment by the Fund’s adviser.

Response:        The Fund’s fee waiver is not subject to recoupment by the adviser.

4.         Comment:       You requested that we confirm whether or not, and to what amount, the Fund will invest in hedge funds.

Response:        The Fund will not invest in hedge funds.

5.         Comment:       You requested that we confirm whether or not estimated interest expense from bank borrowing is included in the Annual Fund Operating Expenses table.

Response:        The interest expense from bank borrowing is included in the Annual Fund Operating Expenses table.  We have revised the second footnote to the table to read as follows:

“Total Annual Fund Operating Expenses listed above include 0.68% of dividend and interest expense on short positions and 0.04% of interest expense on borrowings.”

6.         Comment:       In connection with the Fund’s investment in debt securities, you requested that we include in the Fund’s strategy any quality or maturity parameters for such investments.

            Response:        We have revised the disclosure to reflect that the Fund may invest in debt securities of any quality or maturity.

7.         Comment:       You requested that we explain which types swaps that the Fund may utilize as part of its principal investment strategies.

Response:        The Fund may utilize various types of swaps, including interest rate swaps, currency swaps, credit default swaps, commodity swaps, equity swaps and total return swaps.

8.         Comment:       You requested that we revise the principal investment strategy to reflect the Fund’s expected investment in loans as described in the principal investment risks.

Response:        We have made the requested change.

9.         Comment:       You requested that we remove the word “theoretically” from “Short Sales Risk” in the sections entitled “Principal Investment Risks” and “Description of Principal Investment Risk.”

Response:        We have made the requested changes.

10.       Comment:       You requested that, if shareholders are required to be notified if the Fund undergoes an investment objective change, we make note of such fact.

Response:        There is no requirement that the Fund notify shareholders when it makes a change to its investment objective. Consistent with Item 9 of Form N-1A, we disclose the following in the “Key Fund Information” section of the Prospectus:

“The investment objective of the Fund in this Prospectus is non-fundamental; that is, it can be changed by a vote of the Board of Trustees alone.”

11.       Comment:         You requested that we confirm whether or not frequent or active trading is a risk of the Fund.

Response:        The Fund may actively trade portfolio securities.  For all Wells Fargo Advantage Funds registered under the Securities Act of 1933 and offered for investment to the retail public, Form N-1A requires the inclusion of the following disclosure relating to Portfolio Turnover:

“The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund's performance.”

Additionally, the following disclosure is included in the prospectuses of the Fund in the section entitled “Principal Investment Strategies” in response to Item 9 of Form N-1A:

“We may actively trade portfolio securities, which may lead to higher transaction costs that may affect the Fund's performance. In addition, active trading of portfolio securities may lead to higher taxes if your shares are held in a taxable account.”

We believe that these disclosures adequately convey to a prospective shareholder that i) the Fund may actively trade portfolio securities; and ii) active trading may result in higher taxes and affect the Fund’s performance.

12.       Comment:       You asked us to confirm whether Rock Creek’s role in allocating and reallocating assets among other existing, and appropriately approved, sub-advisers to the Fund functions properly in accordance with the manager of managers exemptive order we obtained from the Commission (“Exemptive Order”).

Response:        We believe that Rock Creek is permitted under the Exemptive Order to allocate and re-allocate assets among underlying sub-advisers subject always to the oversight of Wells Fargo Funds Management, LP (“Funds Management”) and the Fund’s Board of Trustees (the “Board”).  In seeking the Exemptive Order, we advised the staff of the Securities and Exchange Commission (the “Staff”) about the proposed sub-advisory arrangement for the Alternative Strategies Fund, and in particular, about the fact that Rock Creek would have the ability to allocate assets among other underlying sub-advisers that were themselves either approved by shareholders in accordance with Section 15(a) of the Investment Company Act of 1940, as amended (the “1940 Act”) or by Funds Management and the Board alone in accordance with the Exemptive Order.  Having been advised of the proposed sub-advisory arrangement, the Staff sought assurances only that Rock Creek would itself be selected in accordance with Section 15(a)—i.e., with approval of shareholders.  We made that assurance.  And having done so, the Staff indicated that no further amendment to our application was necessary to allow the proposed sub-advisory and advisory arrangement to function as proposed under the Exemptive Order—including allowing (i) Rock Creek to allocate and re-allocate assets among appropriately approved sub-advisers; and (ii) Funds Management, with Board approval, to hire and replace sub-advisers to the Fund other than Rock Creek without a shareholder vote.

SAI Comments

13.       Comment:       You requested that, if the Fund will invest in credit default swaps and total return swaps, we confirm the Fund’s policy with respect to segregating or earmarking liquid securities to “cover” these transactions.

Response:        The Fund’s compliance policies and procedures require that (i) when the Fund is a seller of protection in a credit default swap, the Fund’s sub-adviser must cause the Fund to cover the full notional amount of the contract; and (ii) when the Fund enters into other types of swaps, including total return swaps, as a seller of protection in which payment obligations are netted, the sub-adviser must cause the Fund to cover the Fund's current obligation as marked to market daily.

14.       Comment:       In connection with the Fund’s potential investment in total return swaps, you requested that we confirm to the Staff our awareness of the various requirements relating to segregation of assets discussed in Release No. IC-10666 and the leverage limits outlined in Release No. IC-29776.

            Response:        The Fund’s compliance policies and procedures address guidelines for segregation of assets and associated leverage limitations in compliance with Section 18 of the 1940 Act.

            *                      *                      *                      *                      *

We make the following representations to you:

            -the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

            -staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

            -the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As stated previously, we completed a Form N-1A filing for the Fund pursuant to Rule 485(a) under the Securities Act of 1933 on January 15, 2014, and we intend to complete the Form N-1A filing for the Fund pursuant to Rule 485(b) under the Securities Act of 1933 on or about March 28, 2014. Such filing will incorporate your comments, where applicable, as outlined in this letter, and will make other non-material changes.

Please feel free to call me at (617) 210-3682 if you have any questions or comments with respect to this matter.

Sincerely,

Maureen E. Towle

Senior Counsel

WELLS FARGO FUNDS MANAGEMENT, LLC